October 20, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, NE
Washington, D.C. 20549
Attn: Abby Adams

Re:	DFP Healthcare Acquisitions Corp.

Amendment No. 2 to Registration Statement on Form S-4

Filed October 4, 2021

File No. 333-258152

Dear Ms. Adams:

On behalf of our client, DFP Healthcare Acquisitions Corp., a Delaware corporation (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced registration statement on Form S-4 filed on October 4, 2021 (the “Registration Statement”), contained in the Staff’s letter dated October 18, 2021 (the “Comment Letter”).

The Company has filed via EDGAR its Amendment No. 3 to the Registration Statement (the “Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Amended Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Amended Registration Statement.

Amendment No.2 to Form S-4 Filed October 4, 2021

The Business Combination Proposal

Background of the Business Combination, page 92

1.	We note your revised disclosure on page 96 in response to comment 7. Revise the background section to disclose the information in your response to the comment, in particular that you received the preliminary projections March 1, 2021, which were revised downward to reflect a reduction in projected 2022 revenue for TOI, resulting in the projections disclosed in the document.

Response: The Company has revised pages 102 and 104 in response to the Staff’s comment.

United States Securities and Exchange Commission

October 20, 2021

Certain Interests of TOI’s Management and Directors, page 104

2.	Refer to comment 24 of our August 27, 2021 letter. Further revise the disclosure on page 104 to provide additional detail. For example, disclose how many members of TOI management may be eligible to cash out their stock options, and give an example of what the maximum cash out value would be. Also disclose the maximum number of earnout shares TOI management will receive and how many and which members of management are entitled to earnout shares.

Response: The Company has revised page 115 in response to the Staff’s comment.

Government Regulation, page 174

3.	We reissue comment 13. Substantially revise this section to address the specific laws and regulations in California, TOI's largest market, regarding the corporate practice of medicine, fee-splitting and how you are able to structure your arrangements in California and other states. Potential investors should be informed of the nature and significance of these statutes and provisions, how they impact your business structure and the means necessary to remain in compliance.

Response: The Company has revised pages 183, 184 and 192 in response to the Staff’s comment.

Material U.S. Federal Income Tax Considerations, page 238

4.	We note the tax opinion filed as Exhibit 8.1. Revise the opinion to remove the inappropriate language that merely opines that the registration statement contains an accurate summary of the law. Refer to Section III.C.2 of Staff Legal Bulletin No. 19. Revise the registration statement to affirmatively describe the tax consequences of the Business Combination will be, as opposed to what they are "expected" to be, and remove all inappropriate disclaimers and limitations in the section describing the tax consequences, including the "certain" and "expected" consequences. Refer to Section III.C.1 of Staff Legal Bulletin No. 19.

Response: The Company has revised pages 260, 261 and exhibit 8.1 in response to the Staff’s comment.

* * *

United States Securities and Exchange Commission

October 20, 2021

Please do not hesitate to contact Jason A. Rocha at (713)-496-9732 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:           Steven Hochberg, DFP Healthcare Acquisitions Corp.

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